

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 23, 2009

Via U.S. Mail and Facsimile (303-494-6309)

Dian Min Ma
Chief Executive Officer
China Ruitai International Holdings Co., Ltd.
Wenyang Town
Feicheng City
Shandong, China 271603

      Re: China Ruitai International Holdings Co., Ltd.
            Form 10-K for the Fiscal Year Ended December 31, 2008
            Filed April 15, 2009
            File No. 0-04494

Dear Mr. Ma:

      We refer you to our comment letter dated May 11, 2009 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

                  Sincerely,

                  Cecilia Blye, Chief
                  Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance